UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Akara Building

24 De Castro Street Wickhams Cay 1

Road Town, Tortola

British Virgin Islands

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

On November 13, 2014 Luxoft Holding, Inc (the “Company”) distributed to its shareholders a proposed shareholders resolution to consent to the establishment of the Luxoft Holding, Inc 2014 Incentive Compensation Plan (the “Plan”), which was adopted by the Board of Directors of the Company (the “Board”) and by the Compensation Committee of the Board on November 11, 2014, subject to shareholder approval. The Plan provides for the issuance of up to 2.3 million of the Company’s Class A ordinary shares over a five-year period, subject to adjustment for certain changes in our share capital. Over 50% of each award to be granted under the Plan is expected to be tied to the corporate performance metrics.  A copy of the proposed written resolutions of the shareholders is furnished as Exhibit 99.1 herewith. A copy of the Plan is furnished as Exhibit 99.2 herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: November 13, 2014	By:	/s/ Dmitry Loshchinin
Name: Dmitry Loshchinin
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Proposed written resolutions of the shareholders
99.2	Luxoft Holding, Inc 2014 Incentive Compensation Plan